Filed Pursuant to Rule 433
Registration Statement No. 333-184193
May 21, 2013

Deutsche Bank Aktiengesellschaft
US$ Fixed to Fixed Reset Subordinated Tier 2 Notes due 2023/2028

Issuer	Deutsche Bank Aktiengesellschaft, Frankfurt

Instruments	US$ Fixed to Fixed Reset Subordinated Tier 2 Notes due 2023/2028

Ranking	Subordinated, pari passu with existing Lower Tier 2 instruments

Expected Instrument Ratings	Baa3 (Moody’s) / BBB+ (S&P) / A- (Fitch)

Principal Amount	USD 1,500,000,000

Denomination	USD 200,000 and integral multiples of USD 1,000 in excess thereof

Announcement	21 May 2013

Pricing	21 May 2013

Settlement	24 May 2013

Maturity	24 May 2028

Call Date / Reset Date	24 May 2023

Early Redemption	The Issuer has the right to redeem the Securities on 24 May 2023 at par; subject to regulatory approval

The issuer has the right to redeem all, but not some, of the Securities at par upon an Extraordinary Call Event

Interest Rate	Non deferrable and payable semi-annually in arrears

Coupon	4.296 % p.a. on 24 May and 24 November each year until the Call Date

The Reset Rate on 24 May and 24 November each year after the Reset Date

Reset Rate	5 year USD mid-swap rate (as observed 2 Business Days prior to the Reset Date) + 2.2475% (the “Credit Spread”) p.a.

Day Count Basis	30/360, following, unadjusted

Business Days	NY and London

Treasury Benchmark	T 1.75% May 2023

Reoffer Spread over	237.5bps
Treasury Benchmark

Credit Spread	224.75bps

Reoffer Yield	4.296%

Reoffer price	Par

Fees	55c

Legal Expenses	USD 275,000

Bookrunner	Deutsche Bank Securities Inc.

Co-leads
ABN AMRO, BANCO BILBAO VIZCAYA ARGENTARIA, S.A., Banca IMI, BofA Merrill Lynch, BB&T Capital Markets, Credit Agricole Securities, COMMERZBANK, Credit Suisse, DZ Bank AG, ING Bank, Lloyds Securities, RB International Markets (USA), Regions Securities LLC, Scotiabank, SEB AB, SMBC Nikko, SOCIETE GENERALE, Swedbank, Unicredit

Extraordinary Call Event	(a) certain changes in tax laws in Germany or the United States which result in imposition of withholding tax; or
(b) in case of certain regulatory changes that result in the principal amount of the Notes being fully excluded from Bank's Tier 2 capital

Documentation	SEC registered; registration statement and base prospectus dated 28 September 2012; as supplemented on 20 May 2013

Listing	New York Stock Exchange

ISIN / CUSIP	US251525AM33 / 251525 AM3

Governing Law	Laws of the State of New York, except for the subordination provisions, which will be governed by German law

Clearing	DTC, including participants in Euroclear/Clearstream

We are sending you this term sheet on the basis that you are a potential counterparty acting at arm’s length. This term sheet is for discussion purposes only and is not intended to create any legally binding obligations between us. The type of transaction described in this document may not be suitable for you. For general information regarding the nature and risks of the transaction and types of financial instruments please go to www.globalmarkets.db.com/riskdisclosures. Please also take your own independent professional advice in order to assess if this type of transaction is appropriate for you given your circumstances and objectives. We are not acting as your financial, legal, tax or other adviser or in any fiduciary capacity, and this document does not constitute advice, or an offer (of any type), invitation to offer or recommendation, to you.

If after making your own assessment you independently decide you would like to pursue a specific transaction with us there will be separate offering or other legal documentation, the terms of which will (if agreed) supersede any indicative and summary terms contained in this document. We therefore do not accept any liability for any direct, consequential or other loss arising from reliance on this document.

Deutsche Bank AG (“DB”) may maintain positions in the products referred to herein, or be engaged in other transactions involving these products and/or earn brokerage and fees etc.

Please note that: (a) we are making no representation as to the profitability of any financial instrument or economic measure. Assumptions, opinions and estimates expressed constitute our judgment as of the date of this material and are subject to change without notice. An investment in this type of transaction may result in the loss of your investment. Past performance is not indicative of future results; (b) there is likely to be little or no secondary market for this type of transaction; (c) we are dealing with you on a principal to principal basis and do not accept any responsibility for any dealings, including on-selling, between you and any third parties; (d) we make no representation as to the completeness or accuracy of the information contained in this document; and (e) you may not distribute this document, in whole or part, without our express written permission.

You represent that you will comply with all applicable securities laws in force in any jurisdiction in which you purchase, offer, sell or deliver securities or possess or distribute transaction documentation and DB shall have no responsibility therefore. In particular, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (Directive 2003/71/EC) you represent that with effect from the date on which the Prospectus Directive is implemented in such Member State you will not make an offer of securities to the public in such Member State except during the 12 months following the publication of a prospectus approved in or passported into such Member State or at any time other than in circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive. DB is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and regulated by the Financial Services Authority for the conduct of UK business.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-866-217-9821.\

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